September 19, 2008

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and

Health Care Services

United States Securities and Exchange Commission

Mail Stop 3561

Washington, DC 20549

RE: China Holdings, Inc.

Form 10-K for Fiscal year Ended December 31, 2007

Filed March 24, 2008

Form 10-K/A for Fiscal Year Ended December 31, 2007

Filed July 1, 2008

File No.   000-25997

Dear Ms. Jenkins:

The following are our responses to your comment letter of August 26, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007, Filed March 24, 2008 and Amended on July 1, 2008

Correct Version of Form 10-K

1.

  You are using an outdated version of Form 10-K.  The most recent version of Form 10-K can be found on our website at http://www.sec.gov/about/forms/form10-k.pdf. Please also refer to the Compliance Guide Regarding the Changeover to the SEC’s New Smaller Reporting Company System that is available on our website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. Please further amend to provide a compliant Form 10-K.

The filing has been amended to conform to the new Form 10-K version.

Internal Control over Financial Reporting

2.

  It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your  management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and further amend your filing within 30 calendar days to provide the required management’s annual report on internal control over financial reporting as defined in the Exchange Act Rule 13a-15(f). The report must state whether your internal control over financial reporting was effective or in effect and contain the disclosures set forth in Item 308T(a)(1),(a)(2), (a)(3) and (a)(4) of Regulation S-K.

The filing has been amended to reflect the completion of this assessment.

3.

 Please number the pages in your filings and add a table of contents to facilitate a reader’s understanding of your disclosures.

Page numbers and a table of contents have been added.

Disclosure Controls and Procedures

4.

  We note you omitted the information required by Item 307 of Regulation S-K regarding disclosure controls and procedures from the amended Form 10-K.  Please revise to provide management’s assessment of disclosure controls and procedures. Note that disclosure controls and procedures are either effective or ineffective, the use of other terms such as “adequate” as disclosed in the initial Form 10-K, is inappropriate. If you conclude that disclosure controls and procedures were effective as of the end of the fiscal year, please consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.   In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective.   Alternatively, please further amend the 10-K to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC &P were not effective as of the end of the fiscal year.  This comment also applies to the subsequent Form 10-Q.

The 10-K has been revised to show the DC & P were not effective as of the end of the fiscal year.

Changes in Internal Control over Financial Reporting

5.

Please disclose any change in your internal control over financial reporting during the last fiscal quarter in accordance with Item 308T(b) of Regulation S-K.

There have been no changes in the internal controls during the last quarter.

Exhibits 31.1 and 31.2-Section 302 Certification

6.

Please revise the Section 302 certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  This comment also applies to the subsequent Form 10-Q.

Other Exchange Act Filings

7.

We note that your Form 10-Q for the quarter ended June 30, 2008 is overdue. Please file the document immediately or tell us why you are unable to file the required document.

The June 10-Q is being filed concurrently with this Form 10-K.

8.

Please file an Item 4.01 Form 8-K to report the changes in your independent accountant from Child, Van Wagoner & Bradshaw to The Blackwing Group. Refer to Item 304 of Regulation S-K.

The Form 8-K is being filed concurrently with this Form 10-K.

The Company hereby acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Dempsey K. Mork

Dempsey K. Mork, President

China Holdings, Inc.

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